Filed pursuant to Rule 433

Supplementing Preliminary Prospectus dated September 17, 2009

Registration No. 333-156265

Markel Corporation

Senior Notes Due 2019

Term Sheet

Issuer:	Markel Corporation

Security Type:	SEC Registered Senior Notes

Principal Amount:	$350,000,000

Coupon:	7.125%

Benchmark Treasury:	UST 3.625% due August 15, 2019

Benchmark Treasury Yield:	3.397%

Benchmark Treasury Price:	101-29

Spread to Treasury:	+375 basis points

Price to Public:	99.842%

Yield to Maturity:	7.147%

Net Proceeds to Issuer before Expenses:	$347,172,000

Pricing Date:	September 17, 2009

Settlement Date (T+3):	September 22, 2009

Maturity Date:	September 30, 2019

Interest Payment Dates:	Semi-annually in arrears on March 30 and September 30 of each year

Initial Interest Payment Date:	March 30, 2010

Denominations:	$1,000 and integral multiples of $1,000

CUSIP:	570535 AH7

Ratings:**	Moody’s: Baa2 (Stable), S&P: BBB (Negative Outlook)

Joint Book-Running Managers:	Barclays Capital Inc.
Wells Fargo Securities, LLC

Lead Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

U.S. Bancorp Investments, Inc.

Optional Redemption:	The notes are redeemable, as a whole or in part, at our option, at any time or from time to time, upon notice mailed to the registered address of each holder of notes at least 30 days but not more than 60 days prior to the redemption date. The “make-whole premium” redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 50 basis points. Accrued interest will be paid to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means Wells Fargo Securities, LLC and Barclays Capital Inc. and one other U.S. Government securities dealer selected by us, and each of their respective successors.

“Reference Treasury Dealer Quotations” means, on any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by each Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued to such redemption date.

We will prepare and mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee pro rata or by lot or by a method the trustee deems to be fair and appropriate.

**	Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively Wells Fargo Securities, LLC or Barclays Capital Inc. will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Barclays Capital Inc. toll-free at 1-888-603-5847.